Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On April 12, 2010, the Chicago Board Options Exchange, Incorporated issued the following information circular.

Information Circular IC10-83

To:	CBOE Membership

From:	Office of the Chairman

Date:	April 12, 2010

Re:	Additional Questions and Answers Relating to CBOE’s Demutualization

Today we filed Amendment No. 6 to CBOE Holdings’ registration statement on Form S-4 (“S-4”).  A copy of Amendment No. 6 to the S-4 is available on CBOE’s website at www.cboe.org/Legal.

Below are answers to questions that we received following the membership meeting held on March 18, 2010 regarding CBOE’s demutualization.  This information circular is being posted on the member website.  We will also post a cumulative list of questions and answers on the member website from this circular and Information Circular IC10-68 relating to the demutualization.

1.                                       Were any changes made in Amendment No. 6 to the S-4 with respect to the number of shares that CBOE seat owners will receive?

Answer:  In Amendment No. 6 to the S-4, the number of shares of Class A common stock of CBOE Holdings that each CBOE membership will be converted into was increased from 60,000 shares to 80,000 shares.  In order to maintain the required ratio under the Settlement Agreement, the number of shares of Class B common stock of CBOE Holdings that each Participating Group A settlement class member will receive was increased from 14,080 shares to 18,774 shares for each Group A package.  As a result of these increases in the number of Class A and Class B shares being issued, the amount of the special dividend per share was reduced from $1.67 per share to $1.25 per share.  However,  the total amount of the special dividend remains as described in Q & A no. 7 below.

2.             When will the proxy materials be sent out for the member vote on the demutualization?

Answer:  We expect to set a record date and mail the proxy materials for the member vote on the demutualization by the end of April 2010, and anticipate holding a membership vote on the demutualization in late May 2010.

3.             If approved, when will the demutualization occur?

Answer:  Subject to member and SEC approval, our goal is to complete the demutualization by the end of June 2010, provided that we can complete the proposed initial public offering.

4.             Who will receive the shares issued in the CBOE’s demutualization?

Answer:  The owner of each CBOE seat, as shown in the records of the CBOE Membership Department, will receive shares of Class A common stock of CBOE Holdings in CBOE’s demutualization.  Group A settlement class members, as approved by the Delaware Court, will receive shares of Class B common stock of CBOE Holdings immediately following the demutualization.  In both cases, if the owner or class member is an individual, the shares will be issued to that individual.  If the owner or class member is a corporation, partnership, limited liability company, trust or other entity, the shares will be issued to that entity.  Shortly after issuance, both the Class A shares and the Class B shares will convert into shares of Class A-1 and Class A-2 common stock upon the closing of the proposed initial public offering of CBOE Holdings, and will be subject to 180-day and 360-day, respectively, lock-up restrictions.  The Class A-1 and Class A-2 shares will automatically convert in to unrestricted common stock of CBOE Holdings at the expiration of the applicable lock-up periods.

5.                                       Can you explain the transfer restrictions on the Class A-1 and Class A-2 shares during the applicable 180-day and 360-day lock-up periods?

Answer:  During any applicable lock-up period, the shares of Class A-1 and Class A-2 common stock of CBOE Holdings may not be directly or indirectly assigned, offered for sale, sold, transferred or otherwise disposed of, except pursuant to one of the following limited exceptions set forth in the CBOE Holdings amended and restated certificate of incorporation:

•                  if the owner of such share is an entity (including a corporation, partnership, limited liability company or limited liability partnership), such owner may transfer the share to:

•                  any person of which such owner directly or indirectly owns all of the common voting and equity interest;

•                  any person that directly or indirectly owns all of the common voting and equity interest of such owner;

•                  any other entity if a person directly or indirectly owns all of the common voting and equity interest of both such owner and such other entity;

•                  the equity holders of such owner upon a bona fide liquidation or dissolution of such owner; and

•                  a trustee of the bankruptcy estate of such owner if such owner has become bankrupt or insolvent;

•                  the owner may pledge or hypothecate, or grant a security interest in, such share, and may transfer such share as a result of any bona fide foreclosure resulting therefrom;

•                  if the owner of such share is a natural person, such owner may transfer the share to:

•                  any family member of such owner (including such owner’s spouse, domestic partner, children, stepchildren, grandchildren, parents, parents-in-law, grandparents, brothers, sisters, uncles, aunts, cousins, nephews and nieces);

•                  any trust or foundation solely for the benefit of such owner and/or such owner’s family members (which we refer to as a ‘‘qualified trust’’); and

•                  a trustee of the bankruptcy estate of such owner if such owner has become bankrupt or insolvent;

•                  if the owner is a qualified trust, the owner may transfer the share to any beneficiary of such qualified trust (including a trust for the benefit of such beneficiary) or transfer the share in exchange for cash necessary to pay taxes, debts or other obligations payable by reason of the death of the grantor of such qualified trust or any one or more of such beneficiaries, in each case in accordance with the terms of the trust instrument; or

•                  if the owner is a fiduciary of the estate of a deceased former member of the CBOE, such owner may transfer such share to the beneficiaries of such estate or in exchange for cash necessary to pay taxes, debts or other obligations payable by reason of the death of the deceased person.

In addition to the rules with respect to the transfers described above, any Class A-1 or Class A-2 common stock that is transferred pursuant to the exceptions above will remain subject to the transfer restrictions and other terms of the amended and restated certificate of incorporation.

6.                                       Is hedging permitted with respect to the shares that are subject to the lock-up restrictions?

Answer:  No.  The CBOE Holdings amended and restated certificate of incorporation precludes CBOE seat owners and Group A settlement class members from utilizing hedging strategies that either directly or indirectly involve their shares of Class A-1 and Class A-2 common stock during any applicable lock-up period.  According to our financial advisors, restrictions on hedging during lock-up periods are customary and are put in place to reduce selling pressure on shares which would ultimately negatively impact CBOE’s share price.  CBOE’s restructuring is designed to provide stockholders with several opportunities to monetize a portion of their investment in CBOE before the first and second lock-ups expire, including the anticipated special dividend, participation as a selling stockholder in the IPO, the tender offers, and the intention to pay quarterly dividends.  The determination whether to proceed with the proposed tender offers, and the declaration of any quarterly dividends, remain subject to the Board’s discretion.

7.                                       Who is eligible to receive the special dividend?

Answer:  CBOE seat owners (i.e., the holders of the Class A common stock) and Group A settlement class members (i.e., holders of the Class B common stock) will be eligible to receive the anticipated special dividend.  The special dividend amount will be approximately $100,000 for each CBOE seat and approximately $23,000 for each Group A settlement package.  The special dividend will be paid to the same individuals or entities to whom the shares of Class A and Class B common stock are issued as described above.

8.                                       Is there double taxation if the special dividend is first issued to a member firm and then distributed by the firm to the firm’s owners?

Answer: Each firm is different, and the tax implications to one member firm may be different than to another member firm.  As a result, we are unable to answer this question.  We strongly urge you to consult with your tax advisors regarding the tax consequences relating to dividends, including the effects of U.S. federal, state and local, foreign and other tax laws.

9.                                       Will the special dividend be treated as a dividend or return of capital to the recipient for tax purposes?

Answer:  A dividend paid by CBOE Holdings will be treated as a dividend for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits of CBOE Holdings and its subsidiaries.  CBOE Holdings expects that the entire amount of any dividend that it will pay will be paid out of current or accumulated earnings and profits and CBOE Holdings expects to report the entire amount as a taxable dividend for U.S. federal income tax purposes.  To the extent that the amount of a permitted dividend exceeds the new CBOE Holdings consolidated group’s current and accumulated earnings and profits, as the case may be, the permitted dividend will first be treated as a tax-free return of capital (reducing the adjusted basis in the holder’s CBOE Holdings common stock).  The balance in excess of adjusted basis will be taxed as a capital gain recognized on a sale or exchange of the CBOE memberships.

10.                                 Can I choose to receive shares in lieu of the special dividend?

Answer:  No.  As a result of CBOE’s intention to have an IPO concurrent with the demutualization, we will not issue stock in lieu of the special dividend.

11.           How will the special dividend be paid?  Can I request a wire transfer or ACH transfer?

Answer:  We will transfer funds to the transfer agent for payment of the dividend on the date of the demutualization.  The transfer agent will then mail checks to the holders of the Class A and Class B common stock.  We expect that you will receive your check from the transfer agent within one week following the close of the demutualization transaction.  Because the issuance of the stock in the demutualization will occur on the same day the special dividend is declared and paid, the transfer agent is not able to pay the special dividend by wire transfer or ACH transfer.

12.                                 If an individual member has transferred his or her membership into trust pursuant to CBOE Rule 3.25, will the shares issued in the demutualization for that membership be issued to the individual member or to the trust?

Answer: The shares will be registered in the same name in which the membership is registered with CBOE.  If a membership is registered with CBOE in an individual’s name, that individual will be issued the shares for that membership.  If the membership has been transferred into trust under Rule 3.25, then the trust will be issued the shares for that membership.  Similarly, the special dividend will be paid to the registered owner of the shares.

13.                                 May I tender just my A-2 shares instead of some of my A-1 shares and some of my A-2 shares in the tender offer?

Answer:  CBOE Holdings currently anticipates making two tender offers, one for its Class A-1 shares and one for its Class A-2 shares.  It is expected that each offer will be made for the same aggregate dollar amount.  It is not currently anticipated that you would need to tender shares in both offers.  As such, you could, for example, tender only your Class A-2 shares in the tender offer for the Class A-2 shares, without tendering any Class A-1 shares in the other tender offer.  However, you cannot tender Class A-2 shares in the Class A-1 offer or Class A-1 shares in the Class-2 offer.  Please understand that the terms of the tender offers are subject to the discretion of the CBOE Holdings board of directors, and the terms may differ from those stated here and presented in the proxy statement and prospectus that will be delivered to you.  There can be no assurance that the tender offers will occur at all or as described in here or in the proxy statement and prospectus.

14.                                 To participate in the tender offers, do I have to open a brokerage account and will I incur any brokerage fees?  What percentage of my stock will I be allowed to sell?

Answer:  The tender offers, if they occur, will be transactions directly with CBOE Holdings.  There will be no broker-dealer intermediary or brokerage fees.  The size of the offers cannot be determined at this time.

15.                                 If I want to sell shares in the IPO, what do I have to do?

Answer:  If you wish to participate in the IPO as a selling stockholder, there are several documents you will need to have executed, including:  a custody agreement, a power of attorney, a selling stockholder’s questionnaire, a FINRA questionnaire, and a legal opinion from your attorney.  We anticipate providing you with the related materials in the near future.

We have received other questions from members, including with respect to such topics as the percentage of the float in the IPO, the anticipated market capitalization of CBOE Holdings, and the expected price-to-earnings (P/E) ratio of CBOE Holdings following the IPO.  We are not able to answer these questions at this time, and will not be able to do so until the number of shares and price of the stock to be sold in the IPO has been determined.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com.  In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE and CBOE Holdings is available in the prospectus/proxy statement.